                                     12b25-2
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-25661

(Check one)
/x/ Form 10-K and Form 10-KSB     Form 11-K

    Form 20-F    Form 10-Q and Form 10-QSB    Form N-SAR

For period ended December 31, 2001

Transition Report on Form 10-K and Form 10KSB

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q and Form 10-QSB

  Transition Report on Form N-SAR

For the transition period ended ____________________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    TenFold Corporation
Former name if applicable _____________________________________________________
_______________________________________________________________________________

Address of principal executive office (Street and number) 180 West Election Road City, state and zip code Draper, UT 84020

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The Company requires additional time to obtain certain information necessary for completion of the Company's financial statements for the year ended December 31, 2001 and the annual report on Form 10-K, which could not be obtained earlier without unreasonable effort and expense.

         Due to these circumstances, the Company is filing for an extension on this Form 12b-25.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

       Jonathan E. Johnson III                        (801) 495-1010
-------------------------------------------------------------------------------
             (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                /X/ Yes  / / No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/ Yes  / / No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting lower revenues, a smaller loss from operations, and a smaller net loss for the year ended December 31, 2001, as compared to the results for the year ended December 31, 2000.

                               TenFold Corporation
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 29, 2002              By   /s/ Jonathan E. Johnson III
     -------------------------       --------------------------------------
                                    Jonathan E. Johnson III
                                    Executive Vice President and Chief Financial
                                    Officer (Principal Financial Officer)